February 20, 2015

The Board of Directors
AT&T Inc.
208 S. Akard
Dallas, Texas 75202

Ladies and Gentlemen:

Note 12 of Notes to Consolidated Financial Statements of AT&T Inc. (the Company) included in its Annual Report for the year ended December 31, 2014 describes a change in the method used to estimate the service and interest components of net periodic cost for pension and other postretirement benefits. This change in method is from a method that estimates service cost and interest cost by using a single weighted-average discount rate derived from the yield curve used to measure the benefit obligation at the beginning of the period, to a method that estimates these components by applying the specific spot rates along the yield curve used in the determination of the benefit obligation to the relevant projected cash flows. This change does not affect the measurement of the total benefit obligations or the annual net periodic benefit cost as the change in the service and interest costs is completely offset in the actuarial (gain) loss reported. There are no authoritative criteria for determining a 'preferable' method of accounting for the service cost and interest cost components of net periodic benefit cost based on the particular circumstances. However, we conclude that such change in the method of accounting is to an acceptable alternative method which, based on your business judgment to make this change and for the stated reason, is preferable in your circumstances.

Very truly yours,

/s/ Ernst & Young LLP